VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, DC 20549

Re:	Alion Science and Technology Corporation (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2005
Filed January 31, 2006
File No. 333-89756
Dear Mr. Rosenberg:
     With respect to the above captioned filing, we enclose the Company’s response to the comments of the staff of the Securities and Exchange Commission set forth in the most recent comment letter dated October 12, 2006, concerning the Company’s critical accounting policies regarding revenue recognition. For your convenience, we have repeated the comment below:
     “We read your response to our comments 1, 2 and 3. Based on the accounting analysis provided, it appears that the contracts acquired were in a loss position at the acquisition date which should have been reflected in the amount allocated to contracts and not recorded as deferred revenue and additional goodwill. The term “deferred revenue” implies payments received in advance of services being provided. The term “unbilled accounts receivable” implies amounts yet to be billed but for which services have already been provided. The use of these terms is unclear in your response as related to anticipated contract losses. It is unclear why you would credit “unbilled accounts receivable” for excess costs of anticipated future billings. In addition, it is unclear why you would offset these unbilled balances by accounts receivable and classify this amount as deferred revenue. Please clarify your accounting treatment for the anticipated losses. Providing journal entries at the time of acquisition may be helpful to gain a better understanding of your accounting.”

November 6, 2006
File No. 333-89756

     The Company acknowledges that deferred revenue represents payments received from customers in advance of having performed sufficient work to permit revenue to be recognized on a percentage of completion basis, and that unbilled receivables represent the revenue recognized in excess of amounts invoiced to customers. In our industry, deferred revenue is synonymous with “billings in excess of costs incurred and estimated profit” and unbilled receivables represent “costs incurred and estimated profit in excess of billings”. The authoritative accounting literature in our industry is AICPA Statement of Position 81-1 (SOP 81-1), “Accounting for Performance of Construction Type and Certain Production Type Contracts”, which requires accounting on a contract-by-contract basis. In assessing each acquired contract individually as of its acquisition date, the Company applied the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and recorded appropriate entries to fair value each contract.
     The Company obtained independent information about profit levels for fixed price software development contracts to help determine the fair value for each acquired CATI contract, The IPS contracts were more typical of Alion’s existing contract base and did not require additional third party information to determine fair value. In valuing the CATI contracts, we adjusted the third-party metrics downward to more accurately reflect the profitability typical of contract performance in our industry. Alion acquired both IPS and CATI on a cash-free, debt-free basis. Thus, the Company did not acquire any of the cash that either IPS or CATI had had received as advances on their contracts. Purchase accounting adjustments to record forward losses and deferred revenue ultimately increased goodwill. We are taking this opportunity to more fully describe below, the entries that Alion recorded.
     Timing differences arise during the performance of long-term contracts when a contractor is able to issue invoices in periods or amounts that differ from when it incurs costs and recognizes revenue. Recording invoices to customers debits accounts receivable and credits unbilled accounts receivable, (costs incurred and estimated profit in excess of billings). A net credit balance in unbilled accounts receivable occurs when cumulative amounts billed to a customer exceed cumulative contract revenue recognized by the Company. In these situations, the Company should recognize a liability for the net excess credit receivable amount.

November 6, 2006
File No. 333-89756

     The Company analyzes each contract during its routine monthly financial reporting cycle, and uses a reversing journal entry to reclassify unbilled receivables (principally for fixed price contracts) which are in a net credit position to deferred revenue (billings in excess of costs incurred and estimated profit) as appropriate. The Company records deferred revenue entries on a contract-by-contract basis, when and only to the extent that the net credit unbilled receivable balance is the result of having issued a customer invoice that has in fact been paid. The Company does not reclassify credit unbilled receivable balances where the net accounts receivable balance for a contract is positive as this would inappropriately overstate net accounts receivable at an amount greater than the balance actually due from customers and earned by the Company.
     In its acquisition of IPS, Alion determined that one of the acquired contracts was projected to be in a loss position at the date of purchase. The Company compared the stated contract value to the sum total of historical contract costs, anticipated costs of performance through contract completion, and a fair value estimate of profit on future costs of performance. The stated contract value was less than the sum of historical and future costs plus estimated profit. In its purchase accounting for the IPS acquisition, the Company recorded the deficit as a credit to deferred revenue, the equivalent of a reserve for forward losses on contracts, as the estimated future loss represented an obligation to perform work in excess of the value of the acquired contract. Consistent with the guidance in SOP 81-1, the Company liquidated this reserve as it performed the work on the contract.
     In the CATI acquisition, the Company recorded purchase accounting adjustments on both profitable contracts and contracts that it estimated to be in a loss position at completion. The adjustments were required to properly state the balance sheet accounts as of the acquisition date in accordance with SOP 81-1. The Company recorded entries based on an analysis of the costs incurred to date and customer billings paid to date. As CATI had not previously utilized SOP 81-1 to account for its contracts, these adjusting entries were necessary to conform the acquired contracts to Alion’s accounting policies.
     Three of the contracts Alion acquired in the CATI acquisition were in a loss position at the date of purchase. The stated value for each of these contracts was less than the sum total of its historical contract costs, anticipated costs of performance and the fair value estimate of profit on future costs of performance. Alion recorded the adjustments in the same manner as described above for the IPS acquisition, establishing a reserve for forward losses for these contracts and liquidating the reserve as the Company performed the work on these contracts. The only difference in the CATI acquisition was that some of the contracts Alion acquired were in an advanced position where CATI had received more cash from its customers than costs incurred and estimated profit recognized. As such, the Company’s deferred revenue credit entry for the acquired CATI contracts included amounts allocated to billings in excess of costs incurred and estimated profit, and reserves for forward losses on contracts, as appropriate.

November 6, 2006
File No. 333-89756

     Certain profitable contracts Alion acquired in the CATI acquisition carried unbilled receivable balances that were overstated when applying SOP 81-1 accounting, as unbilled receivables and revenue had been recorded based on billings and not based on costs incurred. As such, certain contracts required an entry to credit the unbilled receivable to adjust the balance to reflect costs incurred and estimated profit earned through the date of acquisition on a percentage of completion basis. To the extent that these adjustments resulted in a credit unbilled accounts receivable balance for any given contract, and where that credit balance represented previously received payments from customers, the Company reclassified such credits in whole or in part, to deferred revenue (billings in excess of cost incurred and estimated profit).
     The Company factored the results of its contract analyses for each of these acquisitions into its valuation of acquired contract-related intangibles for IPS and CATI. Overall, the contracts Alion acquired from IPS and the contracts acquired from CATI were each profitable in the aggregate, throughout their periods of performance.
     Please call the undersigned at 703 918-4493 with any questions.

Sincerely, Alion Science and Technology Corporation

/s/ John M. Hughes
John M. Hughes Executive Vice President, Chief Financial Officer and Treasurer

cc:	Bahman Atefi, Chairman and CEO, Alion
James Fontana, Senior Vice President and General Counsel, Alion
Marc Paul, Baker & McKenzie LLP
Kurt Gabouer, KPMG LLP